FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the Month of January 2003


                        CORDIANT COMMUNICATIONS GROUP PLC
              ----------------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
              ----------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ---               ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes            No  X
                                 ---           ---

If "Yes" is marked, indicate below the File Number assigned to the registrant in connection with Rule 12g3-2(b): _________.

FORWARD LOOKING AND CAUTIONARY STATEMENTS

          This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions identify forward looking statements. The Registrant has based these forward looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward looking statements include statements relating to trends in the advertising and marketing services industry, particularly with respect to anticipated advertising expenditures in the world's advertising markets. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORDIANT COMMUNICATIONS GROUP PLC
                                        (Registrant)


                                        By:    /s/  Michael Bungey
                                           -------------------------------------
                                           Title:  Director and Chief Executive
                                                   Officer

Date:  January 30, 2003

                                                                       Exhibit 1


                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("Cordiant")


                               Board Announcement

          The Board of Cordiant is pleased to announce the appointment of Nigel Stapleton (56) as Chairman of Cordiant, replacing Charlie Scott, with effect from 1 March 2003.

          Mr Stapleton has extensive UK and international business experience and has spent over 15 years in senior positions within the media sector. Prior to joining Reed Elsevier plc in 1986, Mr Stapleton spent 18 years at Unilever where he held a number of senior finance, corporate development and management positions. Mr Stapleton worked at Reed Elsevier plc for 13 years and during that time he held a number of positions including Chief Financial Officer and Co-Chairman. Mr Stapleton also spent two years with the US based media investment bank Veronis, Suhler as Chairman of its European affiliate.

          He is also currently a Non-executive director of AXA UK plc, Reliance plc, the London Stock Exchange plc and Chairman of UNIQ plc.

          Nigel Stapleton has no details to disclose under paragraph 6.F.2(b) to
(g) of the Listing Rules 30

                                                                January 30, 2003

Enquiries:

Cordiant                                             Tel: +44 20 7262 4343
David Hearn, Chief Executive Officer
Nathan Runnicles, Investor Relations

College Hill                                         Tel: +44 20 7457 2020
Alex Sandberg
Adrian Duffield